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09059164

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

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SEC
Mail Processing
Section

MAR 0 2 2009

Washington, DC
105

| SEC FILE NUMBER |
|---|
| 8- 66241 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__01/01/08__ AND ENDING__12/31/08__
                                                    MM/DD/YY                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Belvedere Global Investors LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

83 Beach Road          Suite E
                            (No. and Street)

Belvedere                    CA              94920
    (City)                          (State)          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Beaudan                                              (415) 839-5239
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
                            (Name – if individual, state last, first, middle name)

555 Fifth Avenue, 9th Floor      New York          NY          10017
    (Address)                          (City)                    (State)          (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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# OATH OR AFFIRMATION

I, __Patrick Beaudan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Belvedere Global Investors LLC__ , as

of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____PBeaudan_____
Signature

Principal

Title

_Linda S. O'Rourke_
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BELVEDERE GLOBAL INVESTORS LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

**RAINES AND FISCHER LLP** CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE    TEL. 212 953 9200
9TH FLOOR    FAX. 212 953 9366
NEW YORK, NY 10017

## INDEPENDENT AUDITOR'S REPORT

To the Members of
Belvedere Global Investors LLC

We have audited the accompanying statement of financial condition of Belvedere Global
Investors LLC as of December 31, 2008, and the related statements of operations, changes
in members' equity, and cash flows for the year then ended. These financial statements are
the responsibility of the Company's management. Our responsibility is to express an opinion
on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United
States of America. Those standards require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in
the financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial statement
presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of Belvedere Global Investors LLC, as of December 31, 2008 and the
results of its operations and its cash flows for the year then ended in conformity with accounting
principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements
taken as a whole. The schedule of computation of net capital of Belvedere Global Investors LLC
is presented for purposes of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17a-5 of the Securities and
Exchange Commission. This supplementary information is the responsibility of the Company's
management. Such information has been subjected to the auditing procedures applied in the
audit of the basic financial statements and, in our opinion, is fairly stated in all material respects
in relation to the basic financial statements taken as a whole.

New York, New York
February 26, 2009

# BELVEDERE GLOBAL INVESTORS LLC
## Statement of Financial Condition
## December 31, 2008

### ASSETS

| | |
|---|---:|
| Cash | $187,250 |
| Accounts receivable | 3,611 |
| Furniture and equipment - at cost, net of accumulated depreciation of $7,801 | 22,242 |
| Computer software - at cost, net of accumulated amortization of $749 | 1,961 |
| Other assets | 861 |
| **TOTAL ASSETS** | **$215,925** |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 11,668 |
| Credit cards payable | 865 |
| **TOTAL LIABILITIES** | **12,533** |
| Members' equity | 203,392 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | **$215,925** |

The accompanying notes are an integral part of these financial statements.

## BELVEDERE GLOBAL INVESTORS LLC
### Statement of Operations
### For the Year Ended December 31, 2008

Revenues:

| | |
|---|---:|
| Commissions | $ 702,131 |
| Conference income | 43,250 |
| Interest income | 2,062 |
| Total revenues | 747,443 |

Expenses:

| | |
|---|---:|
| Owner compensation | 285,076 |
| Other compensation and related benefits | 77,990 |
| Commissions and consultants | 65,771 |
| Professional fees | 51,167 |
| Regulatory and other fees | 4,357 |
| Insurance | 245 |
| Rent | 29,477 |
| Dues and subscriptions | 885 |
| Office expenses | 6,050 |
| Telephone and utilities | 7,044 |
| Travel and entertainment | 7,848 |
| Conference expense | 34,182 |
| Other operating expenses | 2,576 |
| Total expenses | 572,668 |
| Net income | $ 174,775 |

The accompanying notes are an integral part of these financial statements.

# BELVEDERE GLOBAL INVESTORS LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2008

| | |
|---|---:|
| Balance at December 31, 2007 | $ 340,230 |
| Net income | 174,775 |
| Member contributions | 83,314 |
| Member distributions | ( 394,927) |
| Balance at December 31, 2008 | $ 203,392 |

The accompanying notes are an integral part of these financial statements.

**BELVEDERE GLOBAL INVESTORS LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2008**

Cash Flows from Operating Activities:

| | |
|---|---|
| Net income | $ 174,775 |
| Adjustments to reconcile net income with net cash provided by operating activities: | |
| Depreciation and amortization | 4,588 |
| Change in assets and liabilities: | |
| Decrease in accounts receivable | 51,333 |
| Decrease in other assets | 3,111 |
| Decrease in accounts payable and accrued expenses | ( 5,365) |
| Increase in credit cards payable | 865 |
| Net Cash Provided by Operating Activities | 229,307 |

Cash Flows from Investing Activities:

| | |
|---|---|
| Acquisition of furniture and equipment | ( 12,022) |
| Acquisition of computer software | ( 1,062) |
| Net Cash Used by Investing Activities | ( 13,084) |

Cash Flows from Financing Activities:

| | |
|---|---|
| Decrease in due to partner | ( 166) |
| Member contributions | 83,314 |
| Member distributions | (394,927) |
| Net Cash Used by Financing Activities | (311,779) |
| Net decrease in cash | ( 95,556) |
| Cash – January 1, 2008 | 282,806 |
| Cash – December 31, 2008 | $ 187,250 |

Supplemental schedule of cash flow information

Cash paid during the year for:

| | |
|---|---|
| Interest | $ 1,468 |
| Income taxes | $ 225 |

The accompanying notes are an integral part of these financial statements.

# BELVEDERE GLOBAL INVESTORS LLC
## Notes to Financial Statements
### December 31, 2008

**(1)    Organization and Operation**

Belvedere Global Investors LLC (the "Company") (formerly Sophia Capital Securities L.P.) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Pursuant to a Plan of Conversion dated May 27, 2008, Sophia Capital Securities was converted into Belvedere Global Investors LLC. Belvedere Global Investors LLC now possesses all of the estate, properties, rights, privileges, immunities and franchises of Sophia Capital Securities L.P.

**(2)    Summary of Significant Accounting Policies**

**Basis of Accounting**

The accompanying financial statements have been prepared using the accrual basis of accounting.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Income Taxes**

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members.

**Allocation of Income and Losses**

The net income of the Company for the year is allocated to the members in accordance with the Amended and Restated Limited Liability Operating Agreement dated September 1, 2008.

**(3)    Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Company had net capital of approximately $174,717 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2008

# BELVEDERE GLOBAL INVESTORS LLC
## Schedule of Computation of Net Capital
### Under SEC Rule 15c3-1
### As of December 31, 2008

## COMPUTATION OF NET CAPITAL

| | |
|---|---:|
| Members' equity per statement of financial condition | $203,392 |
| Add: | |
| Other deductions or allowable credits | -0- |
| Total capital and allowable subordinated liabilities | 203,392 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Accounts receivable | 3,611 |
| Furniture and equipment | 22,242 |
| Computer software | 1,961 |
| Other non-allowable assets | 861 |
| Net capital before haircuts on securities positions | 174,717 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | -0- |
| Net capital | $174,717 |

## AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 11,668 |
| Credit cards payable | 865 |
| Total aggregate indebtedness | $ 12,533 |

The preceding notes are an integral part of this supplemental information.

## RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

| | |
|---|---|
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report | $174,717 |
| Net capital per audited report | $174,717 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 836 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $169,717 |
| Excess net capital at 1000% | $173,464 |
| Ratio: Aggregate indebtedness to net capital | 0.07 to 1 |

The preceding notes are an integral part of this supplemental information.

BELVEDERE GLOBAL INVESTORS LLC

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2008

**RAINES AND FISCHER LLP** CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE  TEL. 212 953 9200
9TH FLOOR  FAX. 212 953 9366
NEW YORK, NY 10017

# Independent Auditor's Report on
# Internal Control Required by SEC Rule 17a-5

To the Members of
Belvedere Global Investors LLC

In planning and performing our audit of the financial statements of Belvedere Global Investors LLC (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be significant deficiencies or material weaknesses, as defined above.

However, we note that the size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company. These conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and does not modify our opinion dated February 26, 2009 on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Commission's objectives.

The report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Raines & Fischer LLP*

New York, New York
February 26, 2009